UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

For the Plan year ended December 31, 2008

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from              to

Commission File Number 1-3523

A.	Full title of the plan and the address of plan, if different from that of the issuer named below:

WESTAR ENERGY, INC.

EMPLOYEES’ 401(k) SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

WESTAR ENERGY, INC.

818 South Kansas Avenue

Topeka, Kansas 66612

Westar Energy, Inc.

Employees’ 401(k) Savings Plan

Financial Statements as of December 31, 2008 and 2007, and

for the Year Ended December 31, 2008, Supplemental

Schedule as of December 31, 2008, and Report of Independent

Registered Public Accounting Firm

WESTAR ENERGY, INC. EMPLOYEES’ 401(k) SAVINGS PLAN

All other schedules required by section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and the Investment and Benefits Committee of

Westar Energy, Inc. Employees’ 401(k) Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the Westar Energy, Inc. Employees’ 401(k) Savings Plan (the “Plan”) as of December 31, 2008 and 2007, and the related statement of changes in net assets available for benefits for the year ended December 31, 2008. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and 2007, and the changes in net assets available for benefits for the year ended December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the table of contents is presented for the purpose of additional analysis and is not a required part of the basic 2008 financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. Such supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic 2008 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic 2008 financial statements taken as a whole.

/s/ DELOITTE & TOUCHE LLP

Kansas City, Missouri

June 25, 2009

WESTAR ENERGY, INC.

EMPLOYEES’ 401(k) SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2008 AND 2007

	2008	2007
ASSETS

Participant-directed investments
Mutual funds	$221,366,700	$312,814,172
Vanguard Retirement Savings Trust Fund	50,849,296	46,392,832
Westar Energy Common Stock Fund	27,626,293	36,232,789
Loan Fund	9,259,004	9,721,875

Total Investments	309,101,293	405,161,668

Interest and dividends receivable	395,711	687,319

Total Assets	309,497,004	405,848,987

LIABILITIES

Accrued expenses	—	161,798

NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	309,497,004	405,687,189

Adjustment from fair value to contract value for fully benefit-responsive investment contracts (Note 2)	664,766	(351,030)

NET ASSETS AVAILABLE FOR BENEFITS	$310,161,770	$405,336,159

The accompanying notes are an integral part of these financial statements.

WESTAR ENERGY, INC.

EMPLOYEES’ 401(k) SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2008

Investment income (loss):
Interest and dividend income	$13,514,001
Net depreciation in fair value of investments	(117,447,563)

Total Investment Loss	(103,933,562)

Contributions:
Employer	6,048,514
Participant	16,095,104
Rollover	353,754

Total Contributions	22,497,372

Benefits paid to participants	13,608,858
Investment management expenses	92,495
Administrative expenses	36,846

Total Deductions	13,738,199

DECREASE IN NET ASSETS	(95,174,389)

NET ASSETS AVAILABLE FOR BENEFITS
Beginning of Year	405,336,159

End of Year	$310,161,770

The accompanying notes are an integral part of these financial statements.

WESTAR ENERGY, INC. EMPLOYEES’ 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS AS OF DECEMBER 31, 2008 AND 2007,

AND FOR THE YEAR ENDED DECEMBER 31, 2008

1.	NATURE OF OPERATIONS

The following description of the Westar Energy, Inc. (the “Company”) Employees’ 401(k) Savings Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

General - The Plan is a defined contribution plan, designed to provide benefits for eligible employees of the Company upon retirement or earlier termination of employment. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Eligibility - An employee becomes eligible to participate in the Plan as of the first day of the calendar month following commencement of active employment or re-employment and/or as specified within the Plan document. Participants are eligible for the Company matching contribution following the completion of one year of service, as defined by the Plan.

Contributions - Participants of the Plan may contribute between 1 to 50 percent of earnings as defined by the Plan. All employees who are eligible to make elective deferrals under the Plan and have attained age 50, are eligible to make catch-up contributions in accordance with the Plan document. In addition to or instead of pretax contributions, participants can elect to make Roth elective deferrals. In addition to or instead of pretax and/or Roth contributions, participants can elect to make after-tax contributions of between 1 percent and 4 percent of earnings, as defined by the Plan. Participants may also contribute amounts representing distributions from other qualified employee benefits plans. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers 20 mutual funds (including 11 target retirement funds), a common/collective trust fund and a Company stock fund as investment options for participants. Contributions up to the first 6 percent of a participant’s earnings, as defined by the Plan, are matched 75 percent by the Company. The Company matching contribution may be made in either cash or in Company common stock, generally at the option of the Company. Participants are fully vested in all contributions and earnings thereon. Contributions are subject to certain limitations. Active participants are allowed to make additional contributions each quarter to meet the maximum contribution percentage. These contributions are considered in determining matching employer contributions. Company matching contributions are suspended for a period of six months in the event that a participant withdrew money from their after-tax account and/or the Company match account. Company matching contributions are also suspended in the event a participant received a hardship withdrawal. Effective January 2, 2008 the Plan does not allow additional contribution, transfer, or rollover of monies into the Company stock fund if the value of the participant’s investment in the Company stock fund equals or exceeds 15% of the participant’s account.

Payment of Benefits - Benefits are recorded when paid. Upon retirement, death, disability or termination of employment, all vested balances are paid to the participant or the participant’s beneficiaries in accordance with Plan terms.

Participant Accounts - A separate account is maintained for each participant. Allocations to participant accounts for employer and employee contributions are made when the contributions are received by the trustee. Allocations to participant accounts for the net of interest, dividends, realized and unrealized changes in investment gains and losses and Plan expenses are made when such amounts are earned or incurred.

Participant Loans - Participants are permitted to borrow a specified portion of the balance in their individual account. Loan interest rates and terms are established by the Investment and Benefits Committee. Loans are evidenced by promissory notes payable to the Plan over one to five years for general purpose loans and up to 30 years for principal residence loans.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting - The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Company’s management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

Risks and Uncertainties - The Plan utilizes various investment instruments including common stock, mutual funds, and a common/collective trust fund. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements. There is a concentration of investments in Company common stock and there is a possibility that changes in the value of Company common stock could occur and affect the amounts reported in the statements of net assets available for benefits.

Investment Valuation and Income Recognition - The Plan’s investments are stated at fair value. Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year end. The Company common stock fund is stated at estimated fair value at its year-end unit closing price (comprised of year end market price plus uninvested cash). The investment in the common/collective trust fund (which is considered to be a stable value fund) has underlying investments in investment contracts and is valued at the fair market value of the underlying investments and then adjusted by the issuer to contract value. Fair value of the stable value fund is the net asset value of its underlying investments and contract value is the principal plus accrued interest. Participant loans are valued at the outstanding loan balances which approximate fair value. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

The Vanguard Retirement Savings Trust Fund (the “Trust”) provides for the collective investment of assets of tax-exempt pension and profit sharing plans. The Trust invests solely in VRST Master Trust. The underlying investments of VRST Master Trust are primarily in a pool of investment contracts that are issued by insurance companies and commercial banks and in contracts that are backed by high-quality bonds, bond trusts, and bond mutual funds. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. Contract value represents contributions made to the fund, plus earnings, less participant withdrawals.

In accordance with Financial Accounting Standards Board Staff Position, AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the “FSP”), the statements of net assets available for benefits presents the common/collective trust fund with underlying investments in investment contracts at fair value, as well as an additional line item showing an adjustment of fully benefit-responsive investment contracts from fair value to contract value. The statement of changes in net assets available for benefits is presented on a contract value basis and is not affected by the FSP.

Management fees and operating expenses charged to the Plan for investments are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

Unit Values - Individual participant accounts invested in the Company common stock fund and the common/collective trust fund are maintained on a unit value basis. Participants do not have beneficial ownership in specific underlying securities or other assets in the various funds, but have an interest therein represented by units valued as of the last business day of the period. The various funds earn dividends and interest which are automatically reinvested in additional units. Generally, contributions to and withdrawal payments from each fund are converted to units by dividing the amounts of such transactions by the unit values as last determined, and the participants’ accounts are charged or credited with the number of units properly attributable to each participant.

Company Common Stock Fund - Effective January 1, 2003, the portion of the Plan consisting of the Company stock fund is designated as a stock bonus plan within the meaning of Section 401(a) of the Internal Revenue Code (“IRC”) and an employee stock ownership plan within the meaning of Section 4975(e)(7) of the IRC. Such portion of the Plan is referred to as the “ESOP”. The ESOP was not implemented until September 18, 2003. The ESOP is designed to invest primarily in common stock of the Company or other qualifying employer securities as defined in Section 4975(e)(8) of the IRC. With respect to dividends paid on Company common stock allocated on the record date of the applicable dividend to a participant’s account under the ESOP, the participant shall have the right to elect that either the dividend be paid directly in cash or be paid to the participant’s account under the ESOP and invested in Company common stock in the Company stock fund. Dividends paid from the ESOP to participants were $152,252 in 2008 and $158,179 in 2007.

Administrative Expenses - All administrative expenses of the Plan were paid by the Company with the exception of loan administrative charges and managed account fees, which were paid by the participants and are reflected as administrative expenses in the accompanying statement of changes in net assets available for benefits. The Company has no continuing obligation to pay these expenses.

New Accounting Pronouncements - The financial statements reflect the prospective adoption of Statement on Financial Accounting Standards No. 157 (SFAS No. 157), Fair Value Measurements. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. SFAS No. 157 established a single authoritative definition of fair value, sets a framework for measuring fair value and requires additional disclosures about fair value measurements. The effect of the adoption of SFAS No. 157 did not have a material effect on the statements of net assets available for benefits and changes in net assets available for benefits.

3.	INVESTMENTS

The Plan’s investments that represented 5 percent or more of the Plan’s net assets available for benefits as of December 31, 2008 and 2007, are as follows:

	2008	2007
Vanguard Retirement Savings Trust Fund	$50,849,296	$46,392,832
Vanguard 500 Index Signal Fund	38,603,334	60,047,851
Vanguard PRIMECAP Fund	37,813,662	56,909,802
Vanguard Windsor Fund	37,236,539	71,706,245
Westar Energy Common Stock Fund	27,626,293	36,232,789
Vanguard Total Bond Market Index Signal Fund	26,510,252	—
Vanguard Wellington Fund	25,283,936	32,032,076
Vanguard Total International Stock Index Fund	17,483,587	29,839,297
Vanguard Prime Money Market Fund	16,315,411	—

During 2008, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $117,447,563 as follows:

Mutual funds	$(109,911,449)
Westar Energy Common Stock Fund	(7,536,114)

$(117,447,563)

4.	FAIR VALUE MEASUREMENTS

In accordance with SFAS No. 157, the Plan classifies its investments into Level 1, which refers to securities valued using quoted prices from active markets for identical assets, Level 2, which refers to securities not traded on an active market but for which observable market inputs are readily available, and Level 3, which refers to securities valued using significant unobservable inputs. Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The following table sets forth by level within the fair value hierarchy a summary of the Plan’s investments measured at fair value on a recurring basis at December 31, 2008:

	Total	Level 1	Level 2	Level 3
Westar Energy Common Stock Fund	$27,626,293	$—	$27,626,293	$—
Mutual funds	221,366,700	221,366,700	—	—
Participant loans	9,259,004	—	9,259,004	—
Common/collective trust	50,849,296	—	50,849,296	—

Total	$309,101,293	$221,366,700	$87,734,593	$—

5.	FEDERAL INCOME TAX STATUS

The Plan obtained its latest determination letter on July 9, 2004, in which the Internal Revenue Service stated the Plan, as then designed, was in compliance with the applicable requirements of the IRC. The plan has been amended since receiving the determination letter. The plan administrator believes the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes is included in these financial statements.

6.	PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

7.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS

The Plan invests in shares of mutual funds and a common/collective trust fund managed by Vanguard. Vanguard Fiduciary Trust Company is the trustee of the Plan and, therefore, these transactions qualify as exempt party-in-interest transactions. Also, the Company common stock fund includes transactions that also qualify as party-in-interest transactions.

8.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to amounts reflected in the Form 5500 as filed by the Company with the Employee Benefit Security Administration as of December 31, 2008 and 2007.

	2008	2007
Net assets available for benefits per the financial statements	$310,161,770	$405,336,159
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(664,766)	351,030

Net assets per the Form 5500	$309,497,004	$405,687,189

The following is a reconciliation of the increase in net assets per the financial statements to amounts reflected in the Form 5500 as filed by the Company with the Employee Benefit Security Administration for the year ended December 31, 2008.

2008
Decrease in net assets per the financial statements	$(95,174,389)
Change in fair market value for fully benefit-responsive investment contracts	(1,015,796)

Net loss per the Form 5500	$(96,190,185)

9.	SUBSEQUENT EVENTS

Effective March 1, 2009 any after-tax employee contribution in effect under the Plan shall be discontinued, and no future after-tax employee contributions shall be permitted under the Plan on or after that date.

* * * * * *

WESTAR ENERGY, INC. EMPLOYEES’ 401(k) SAVINGS PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4(i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2008

	Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment	Shares/Units	Cost	Current Value
*	Vanguard 500 Index Signal Fund	Mutual Fund	562,403	**	$38,603,334
*	Vanguard PRIMECAP Fund	Mutual Fund	848,982	**	37,813,662
*	Vanguard Windsor Fund	Mutual Fund	4,128,219	**	37,236,539
*	Vanguard Total Bond Market Index Signal Fund	Mutual Fund	2,604,151	**	26,510,252
*	Vanguard Wellington Fund	Mutual Fund	1,034,954	**	25,283,936
*	Vanguard Total International Stock Index Fund	Mutual Fund	1,620,351	**	17,483,587
*	Vanguard Prime Money Market Fund	Mutual Fund	16,315,411	**	16,315,411
*	Vanguard Mid-Cap Index Signal Fund	Mutual Fund	669,099	**	11,301,089
*	Vanguard Small-Cap Index Fund	Mutual Fund	329,540	**	6,722,619
*	Vanguard Target Retirement 2015 Fund	Mutual Fund	132,240	**	1,262,895
*	Vanguard Target Retirement 2010 Fund	Mutual Fund	58,205	**	1,024,983
*	Vanguard Target Retirement 2025 Fund	Mutual Fund	68,415	**	634,205
*	Vanguard Target Retirement 2020 Fund	Mutual Fund	36,639	**	607,105
*	Vanguard Target Retirement 2035 Fund	Mutual Fund	19,840	**	183,516
*	Vanguard Target Retirement 2005 Fund	Mutual Fund	12,434	**	120,483
*	Vanguard Target Retirement 2030 Fund	Mutual Fund	6,547	**	101,737
*	Vanguard Target Retirement 2040 Fund	Mutual Fund	5,882	**	88,989
*	Vanguard Target Retirement 2045 Fund	Mutual Fund	3,401	**	32,548
*	Vanguard Target Retirement 2050 Fund	Mutual Fund	1,845	**	28,007
*	Vanguard Target Retirement Income Fund	Mutual Fund	1,240	**	11,803

	Total Mutual Funds				221,366,700

*	Vanguard Retirement Savings Trust Fund	Common/Collective Trust Fund	50,849,296	**	50,849,296
*	Westar Energy Common Stock Fund	Company Stock Fund	2,502,382	**	27,626,293
*	Loan Fund	Various participants, interest rates ranging from		**	9,259,004

		5% to 14%, maturities through November 6, 2038.
	Total Investments				$309,101,293

*	Represents a party-in-interest to the Plan.
**	Cost information is not required for participant-directed investments and, therefore, is not included

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Investment and Benefits Committee for the Westar Energy, Inc. Employees’ 401(k) Savings Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

WESTAR ENERGY, INC.

By:

Signature	Title	Date

/s/ Tony Somma	Chairman	June 26, 2009
Tony Somma

/s/ Greg A. Greenwood	Member	June 26, 2009
Greg A. Greenwood

/s/ Mark Ruelle	Member	June 26, 2009
Mark Ruelle

/s/ Bruce A. Akin	Member	June 26, 2009
Bruce A. Akin

/s/ Kelly B. Harrison	Member	June 26, 2009
Kelly B. Harrison